

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

Randolph Wilson Jones III
CEO and Director
TEN Holdings, Inc.
1170 Wheeler Way
Langhorne, PA 19047

> **Re: TEN Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 15, 2024**
> **File No. 333-282621**

Dear Randolph Wilson Jones III:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 12, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed November 15, 2024
Risk Factors
We may not be able to maintain the listing of our common stock on Nasdaq, page 25

1.   We note your statement in response to prior comment 3 that "the inclusion of the resale component helps...ensure sufficient public float and trading volume to satisfy exchange listing requirements and support an orderly trading market." Please revise this risk factor to address the potential impact of the resale component on your listing status and to include more detail regarding the risks of delisting.

<u>General</u>

2.   We note your response to prior comment 3 that "there is no agreement between Bancroft Capital, LLC and the Selling Stockholders regarding the sales by the Selling Stockholders, and Bancroft Capital, LLC has confirmed that it will not request that a market for the shares be facilitated through the resale offering." Please update your disclosure on pages 26, Alt-3, and elsewhere, as applicable, where you state that "each of the Selling Stockholders have agreed, and have provided a representation to the Company to the effect, that they will immediately consider selling some portion (or even all) of their respective Resale Shares if requested by the underwriters, in order to create an orderly, liquid market for our common stock after the offering of the IPO Shares" for consistency.

3.   Please revise to include in your filing the additional detail that you provided in response to prior comment 3 relating to the Selling Stockholders and the circumstances under which they acquired the Resale Shares, including the business relationships between the Company and Selling Stockholders and the discounted value at which they received the Resale Shares.

Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li